2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

December 7, 2018

Via EDGAR and Federal Express

Division of Corporation Finance
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:    AAON, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Fiscal Quarter Ended September 30, 2018
Filed November 1, 2018
File No. 0-18953

Dear Sir or Madam:

This is AAON, Inc.'s (the Company) response to your correspondence dated December 4, 2018 related to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018. For ease of reference, each of the Staff's comments is reproduced below in italics, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Selling, General and Administrative Expenses, page 14

1.
You disclose that the overall increase in SG&A in 2017, as compared to 2016, was primarily due to increased warranty expenses and that you have been working on modifications and refinements to your warranty policy. In this regard, we note your warranty expense increased by approximately 211% year over year and lowered gross profit by approximately 9%. Please revise to disclose the material factors negatively impacting your results so that investors can better understand the underlying issues driving your warranty payments and increased expense. To the extent management anticipates that warranty expense will continue to have a negative impact on your future results, please provide discussion of this trend to provide investors with more insight into your risks and future results of operations. Please refer to Sections 501.04 (Material Changes) and .12 (Overall Approach to MD&A) of the Financial Reporting Codification for further guidance.

Response:
The Company acknowledges the Staff's comment and will change our disclosure in future filings to the following:

The overall increase in SG&A was primarily due to increased warranty expenses. The Company's warranty expense increased due the increase in the failure rate used in calculating our accrual for warranty liability. The failure rate increased due the approximately $4.5 million or 110% increase in warranty claims in 2017.

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

Factors affecting the increase in warranty claims were: (1) changes in personnel that resulted in a less stringent application of the warranty claim policy, (2) allowing our independent sales representatives to submit a one-time clean-up of old warranty claims not previously submitted to the Company increased claims by approximately $1.0 million, (3) two specific job failures, involving multiple units, increased claims by approximately $1.1 million, and (4) paint department failures which increased claims by approximately $0.8 million. Claims related to the specific job and paint department failures may continue throughout 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations Cash Flows from Operating Activities, page 18

2.
We note the increase in inventory and it appears that your inventory turnover decreased from 6.19 for FY 2016 to 4.77 for FY 2017. You disclose that cash flows from operating activities decreased primarily due to increased purchases of inventory during the year. Please revise your filing to expand your disclosures regarding cash flows used in operating activities to provide more insight into the underlying drivers of the significant increases in inventory between the periods presented. Refer to Section 501.13.b.1 of the Financial Reporting Codification for guidance.

Response:
The Company acknowledges the Staff's comment and will change our disclosure in future filings to the following:

Cash flows from operating activities decreased primarily due to increased purchases of raw material during the year arising from stocking of parts needed for the water-source heat pump line. Additionally, the Company began stocking water-source heat pumps units which resulted in larger amounts of finished goods on hand at the end of the year.

For 10Q for the Fiscal Quarter Ended September 30, 2018

Note 9. Warranties, page 11

3.
As it relates to your standard warranty with terms from 18 months to 25 years, which you disclose obligates the company to replace parts or services your products, tell us how you considered the factors in ASC 606-10-55-33 in determining your warranties do not also include a service component and these warranties should be accounted for as a separate performance obligation in accordance with ASC 606-10-55-34. Include in your response a comparison of the warranty periods to the average life spans of each product type.

Response:
In future filings, the Company will adjust its wording in Note 9 to remove the reference to "service" as this is not part of our standard limited warranty. Additionally, the Company will adjust the wording on page 3 of its Form 10-K under Warranties to read:
"Our product warranty policy is:  the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable);

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture."

The language in our 2017 Form 10-K referencing labor for one year from date of unit shipment on RQ units is not correct and was inadvertently included.

The Company's product warranty provides the customer with assurance that the related product will function as the parties intended because it complies with agreed-upon specifications and cannot be purchased separately. The Company's standard warranty does not include a service. The Company did consider the items discussed in ASC 606-10-55-33 in determining that no service is provided. The average life span our of products can vary significantly depending on features, maintenance and location. Below is a summary showing an estimated average life span by product type:

Product Type	Avg Life Span (years)
Rooftop Units	15
Rooftop Units with Heat Exchanger	25
Condensing Units	15
Air Handlers	20
Outdoor Mechanical Rooms	15
Water Source Heat Pumps	20

As noted in the description of our product warranty policy above, the primary warranty that relates to all products is the parts warranty of 12-18 months. The Company provides replacement parts for other specified components for a longer period of time as noted above. The product warranty policy notes that it does not cover labor or material charges. The Company does not provide any service beyond its product warranty that is in addition to the assurance that the product complies with agreed-upon specifications except for its extended warranties, which are purchased separately and accounted for separately.

As the Company concluded that it did not have a service component, the Company followed the guidance in ASC 606-10-55-32, "If a customer does not have the option to purchase a warranty separately, an entity should account for the warranty in accordance with the guidance on product warranties in Subtopic 460-10 on guarantees, unless the promised warranty, or part of the promised warranty, provides the customer with a service in addition to the assurance that the product complies with agreed-upon specifications."

2425 S. Yukon Ave.
Tulsa, Oklahoma 74107
PHONE: (918) 583-2266 * FAX: (918) 382-6190

Please contact the undersigned at (918) 382-6242 if you have questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Scott Asbjornson
Chief Financial Officer

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